Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands except ratio)

The ratio of earnings to fixed charges represents income before income taxes, interest expense and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The Company guarantees certain third party debt and, beginning in 2003, expects to be required to pay certain amounts associated with such debt. Therefore, related interest on such guaranteed debt has been included in the ratio of earnings to fixed charges in 2003.

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income (loss) before income taxes(1)	$752,208	$118,884	$(128,425)	$(30,033)	$(9,019)
Adjustments:
Net interest expense(2)	88,579	129,565	98,080	106,120	83,185
QMC interest expense(3)	2,579	—	—	—	—
Amortization of capitalized interest	9,152	9,526	7,362	8,793	4,886
Portion of rental expense representative of interest	3,465	3,017	2,747	2,936	2,914
Undistributed income (loss) of affiliate	(42,467)	35,595	22,513	(17,930)	(91,788)
Preferred dividends	—	(5,751)	(11,500)	(11,500)	(11,500)
Minority interest of majority owned subsidiaries	173,178	97,442	65,374	92,814	44,141

	$986,694	$388,278	$56,151	$151,200	$22,819

Fixed Charges:
Net interest expense(1)	$88,579	$129,565	$98,080	$106,120	$83,185
Capitalized interest	8,945	5,226	10,633	5,534	23,345
Preferred dividends	—	5,751	11,500	11,500	11,500
Portion of rental expense representative of interest	3,465	3,017	2,747	2,936	2,914

	$100,989	$143,559	$122,960	$126,090	$120,944

Ratio of earnings to fixed charges	9.8	2.7	(4)	1.2	(4)

(1)	Pre-tax income (loss) before minority interest, equity income (loss) and impairment of affiliates and cumulative effect of a change in accounting principle, net of minority interest in income of affiliates.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(3)	Represents interest expense related to Newmont’s guarantee of QMC Finance Pty Ltd debt.
(4)	The ratio was less than 1:1 for the years ended December 31, 2001 and 1999 as earnings were inadequate to cover fixed charges by deficiencies of $66.8 million and $98.1 million, respectively.